Filed by Ikena Oncology, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ikena Oncology, Inc.

Commission File No.: 001-40287

Date: January 10, 2025

Inmagene Reports Positive Topline Results of IMG-007, a Nondepleting Anti-OX40 Monoclonal Antibody with an Extended Half-life, for the Treatment of Atopic Dermatitis

•	A 4-week treatment with IMG-007 resulted in a mean reduction in eczema area and severity index (EASI) of 77% and EASI-75 response of 54%, at week 16

•	Durable inhibition of inflammatory markers was observed for up to 24 weeks

•	IMG-007’s subcutaneous (SC) formulation demonstrated an extended half-life of approximately 35 days

•	IMG-007 was overall well-tolerated with no reports of pyrexia or chills

•

IMG-007’s ability to block OX40/OX40L signaling without depleting T cells, coupled with an extended half-life, underscores its potential for a differentiated clinical profile and convenient dosing regimens

•	Initiation of a Phase 2b dose-finding study with IMG-007’s SC formulation in patients with moderate-to-severe atopic dermatitis (AD) is planned for Q1 2025

San Diego, CA, January 9, 2025 – Inmagene Biopharmaceuticals (“Inmagene” or the “Company”), a clinical-stage biotechnology company developing innovative and differentiated therapies for immunological and inflammatory (I&I) diseases, today reports additional positive topline results from the Phase 2a trial of IMG-007 in patients with moderate-to-severe AD, along with the results of a Phase 1 trial of IMG-007’s SC formulation.

“IMG-007 is the only clinical-stage monoclonal antibody which specifically blocks OX40/OX40L signaling in both blood and tissues without depleting T cells,” said Jonathan Wang, founder, Chairman and CEO of Inmagene, “IMG-007’s extended half-life combined with the sustained efficacy demonstrated will enable us to explore long dosing intervals, such as every 24 weeks, for maintenance therapy in AD and other potential indications.”

IMG-007 is a nondepleting anti-OX40 monoclonal antibody (mAb) engineered to have a silenced antibody-dependent cellular cytotoxicity (ADCC) function to minimize potential safety risks, and a prolonged half-life to enable potentially less frequent dosing regimens. The Phase 2a open-label trial (NCT05984784) of 13 patients across centers in the U.S. and Canada evaluated the safety, pharmacokinetics (PK) and efficacy of intravenous (IV) IMG-007 in adult patients with moderate-to-severe AD. Similar to the interim results reported in May 2024, administration of three doses of IMG-007 at Week 0, 2, and 4 resulted in marked and durable clinical activity as assessed by EASI and other outcome measures.

After 4 weeks of treatment with IMG-007, the mean percent change of EASI and the EASI-75 response at Week 16 were 77% and 54%, respectively, which are within the range shown by other investigational OX40/OX40L-targeting mAbs with longer duration (at least 16 weeks) of treatments. In addition, durable inhibition of serum inflammatory markers of diverse T helper (Th) cells, including Th1, Th2 and Th17 cells, was observed for up to 24 weeks. IMG-007 was generally well-tolerated, with no serious adverse events (SAEs), no adverse events (AEs) leading to treatment discontinuation, and no treatment-related AEs. There were no reports of pyrexia or chills.

Separately, the Company conducted a Phase 1 study (NCT06304740) to evaluate the safety and PK of IMG-007’s SC formulation in 16 healthy adults. Overall, the PK profile of the SC formulation is consistent with that of the IV formulation. At the projected therapeutic dose level, the serum concentrations were maintained above the level needed for blocking OX40/OX40L signaling in circulation for the entire follow-up period of 18 weeks. A single SC dose of IMG-007 demonstrated a mean terminal half-life of 34.7 days, which is substantially longer than that of other OX40/OX40L mAbs in clinical development. The IMG-007 SC formulation exhibited a well-tolerated safety profile. Injection site reactions (ISRs), including injection site erythema, pain and pruritus, were the most commonly reported AEs and occurred more frequently in the placebo group (75%) than the IMG-007 group (25%). All reported ISRs were mild.

“The positive topline results from the Phase 2a trial of IMG-007 in patients with AD are exciting. The robust observed clinical activity and biomarker data that resulted from a short 4-week treatment, as well as the well-tolerated safety profile, suggest that the ADCC silencing of IMG-007 has retained desired biological activity of OX40 blockade while improving the tolerability,” said Yufang Lu, M.D., Ph.D., Chief Medical Officer of Inmagene. “AD is a chronic relapsing disease that requires long-term management, and currently approved biologics require frequent injections, every 2 or 4 weeks. The extended half-life of IMG-007 SC formulation coupled with a favorable tolerability profile would potentially allow for IMG-007 to provide differentiated dosing regimens in the long-term treatment of AD.”

Inmagene is planning to initiate a Phase 2b dose-finding study with IMG-007’s SC formulation in patients with moderate-to-severe AD in Q1 2025.

About Inmagene

Inmagene is a global clinical-stage biotechnology company developing novel therapeutics for immunological and inflammatory (I&I) diseases. The company’s highly differentiated clinical-stage pipeline has multiple candidates with best-in-class potential. The lead asset IMG-007, a nondepleting anti-OX40 mAb, is in Phase 2 development. IMG-004, a non-covalent reversible BTK inhibitor with an extended half-life and pharmacodynamic effect, enabling its potential for once-daily dosing, is ready for Phase 2 development.

For more information, please visit www.inmagenebio.com.

About IMG-007

IMG-007 is a humanized non-depleting anti-OX40 IgG1 mAb with a silenced ADCC function and an extended half-life. The OX40-OX40L axis is important in T cell activation, expansion, and survival, thereby playing an important role in the pathogenesis of a spectrum of I&I diseases. In nonclinical studies, IMG-007 potently blocked the signaling between OX40 and OX40L. IMG-007’s SC formulation has demonstrated a half-life of 34.7 days which would support the potential for competitive dose regimens. It is in Phase 2 clinical development. IMG-007 was originally discovered by HUTCHMED.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: the potential benefits of IMG-007, including its potential to provide a differentiated clinical profile and convenient dosing regimens, its ADCC function potentially improving IMG-007’s tolerability profile and retaining desired biological activity of OX40 blockage and its prolonged half-life enabling potentially less frequent dosing regimen; the planned Phase 2b dose-finding study with IMG-007’s SC formulation in patients with moderate to severe AD and the timing thereof; the Company’s plans to explore the potential for long dosing intervals for IMG-007 for maintenance therapy in AD and other potential indications; the Company’s highly differentiated clinical-stage pipeline having multiple candidates with best-in-class potential; and IMG-004 being ready for Phase 2 development. These statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: preliminary results may not be indicative of results that may be observed in the future; the timing and success of clinical trials and potential safety and other complications thereof; there have been no head-to-head trials conducted comparing IMG-007 to other investigational OX40/OX40L-targeting mAbs with longer duration of treatments; the uncertainties associated with the Company’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed; risks related to the inability of the Company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs, including additional capital from the proposed merger with Ikena Oncology, Inc. (Ikena) and the concurrent private placement; the risk that the conditions to closing of the proposed merger and concurrent private placement are not satisfied and other risks related to the timing, approvals, consummation and anticipated benefits of the proposed merger. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Inmagene expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

For further information, please contact:

Inmagene:

Anna Vardanyan, MD, PhD

SVP of Corporate and Business Development

public.relations@inmagenebio.com

Investor Relations:

Bruce Mackle

LifeSci Advisors, LLC

bmackle@lifesciadvisors.com

Participants in the Solicitation

This communication relates to the proposed merger transaction involving Ikena and Inmagene and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, Ikena will file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Ikena may file with the SEC and or send to Ikena’s stockholders in connection with the proposed merger. Ikena, Inmagene, and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Ikena’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of

Ikena is set forth in its Schedule 14A, which was filed with the SEC on April 26, 2024, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described below. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IKENA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IKENA, THE PROPOSED MERGER AND RELATED MATTERS.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Ikena with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Ikena with the SEC will also be available free of charge on Ikena’s website at www.ikenaoncology.com, or by contacting Ikena’s Investor Relations at rcohen@ikenaoncology.com.